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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                    Form S-4 File No.: 333-81832

This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. On March 22, 2002, Amgen filed the Merger Agreement with the Securities and Exchange Commission as a part of a joint proxy statement/prospectus which is incorporated by reference into this filing.

The following is the text of questions and answers regarding the Acquisition and the registration statement on Form S-4 filed by Amgen in connection with the Acquisition. Amgen has made this Q&A available at http://amgen.acquisitioninformation.com and, by following the appropriate links, on its website at www.amgen.com.

Form S-4 Registration Statement Questions & Answers

On January 31, 2002, Amgen filed with the SEC a registration statement on Form S-4. On March 22, 2002, Amgen filed amendment no. 1 to the registration statement. This amended registration statement is available at the SEC's website (www.sec.gov). The amended registration statement contains the proxy statement relating to Amgen's annual meeting. At the annual meeting, among other things, Amgen stockholders will be asked to approve the issuance of Amgen common stock pursuant to the merger agreement between Amgen and Immunex. The proxy statement was first mailed to Amgen stockholders on March 26, 2002. Certain other Questions & Answers relating the merger appear on pages I-1 through I-3 of the proxy statement for Amgen's annual meeting.

How will Amgen account for the purchase price paid to acquire Immunex?
Generally accepted accounting principles (GAAP) require that Immunex's acquired assets, both tangible and intangible, and liabilities be included in Amgen's and Immunex's combined financial statements as of the acquisition date based on their then estimated fair value. The difference between the purchase price paid and fair value assigned to the net assets acquired is then allocated to goodwill.

The following summarizes the preliminary allocation of fair values to Immunex's net assets and the resulting accounting treatment in Amgen's and Immunex's combined financial statements.

                     Preliminary
                     -----------
                     Values Assigned
                     ---------------
Asset description    (in billions)      GAAP accounting treatment
-----------------    -------------      ------------------------

In-process           $2.4               Recognize as an immediate expense during

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research and                        the period that the acquisition closes
development

Identifiable
intangible assets     6.6           Capitalize and amortize over the estimated
(primarily                          useful life of the product - 15 years
developed                           (approximately $440 Million per year)
technology
related to
ENBREL)


                                    Established to reflect the lack of tax
                                    deductibility of identifiable intangible
Deferred tax                        assets acquired. This liability will be
liability            (2.6)          amortized in proportion to the related
                                    assets and, in essence, results in a benefit to future years' tax provisions
                                    (approximately $170 million per year)


Net tangible
assets,
principally           1.9           Capitalize
Immunex's cash
and investments
acquired


                                    Capitalize as an asset as of the acquisition
Goodwill              9.4           date and periodically evaluate for potential
                                    impairment (at least once per year)


Total purchase
price               $17.7


The allocation of the purchase price is preliminary. The final determination of the allocation of the purchase price is expected to be completed as soon as practicable after the completion of the acquisition. As a result, the final allocation could differ significantly from the amounts presented in the table above.

Why is the purchase price listed at $17.7 billion in the Form S-4 registration statement and $16 billion in your press release? The principal difference is that in the press release, the purchase price is net of Immunex cash and investments acquired, while in the Form S-4 the purchase price includes cash and investments to be acquired by Amgen.

In addition, the value of the Amgen shares used in determining the purchase price in the Form S-

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4 was $58.525 per share based on the average closing price of Amgen common stock for the two days prior to and two days subsequent to the announcement of the acquisition, in accordance with GAAP. The value of the Amgen shares used in determining the purchase price in the press release was $56.03, which represented the closing price of Amgen common stock on the last trading day prior to the announcement date.

How did you arrive at the amount of the identifiable intangible assets and the goodwill?
The identifiable intangible assets are principally related to the estimated fair value of currently approved indications for ENBREL. The fair value was derived from preliminary estimates of discounted future cash flows using assumptions that a representative potential acquirer would use. This calculation is based on a preliminary valuation performed by a third party specialist.

The amount of the purchase price allocated to goodwill equals the excess of the total purchase price over the fair value of the assets and liabilities being acquired. Under applicable accounting rules, goodwill includes, among other items, deal synergies, potential value of research projects yet to commence, and the future value that Amgen can contribute to the transaction.

What is adjusted EPS, and why is Amgen intending to report this way on a go forward basis?
We calculate "adjusted EPS" by making the following adjustments, net of tax, to EPS computed under generally accepted accounting principles (GAAP):

     .    Add back amortization of identifiable intangible assets acquired
     . Add back other merger-related expenses directly resulting from the acquisition, including non-recurring cash compensation related to the Immunex short-term employee retention plan

In computing adjusted EPS, no adjustment to GAAP EPS will be made with respect to depreciation and amortization of property, plant and equipment. However, we will adjust GAAP EPS for non-recurring items as they occur.

We believe that adjusted EPS will be a more meaningful measure of the combined company because it better reflects the ongoing economic benefits of the business acquired. However, we recognize the importance of EPS computed in accordance with GAAP and intend to reconcile adjusted EPS to GAAP EPS, as required.

Your pro forma financial statements for 2001 suggest greater dilution than the approximately 5% you expected in 2003 discussed on your roadshow, why?
The pro forma financial data presented for 2001 are for illustrative purposes only and do not represent a forecast of the consolidated financial position or the consolidated results of operations for any future period. Financial results in 2003 may be significantly different than results in 2001.

To adjust the pro forma GAAP EPS from the S-4 to adjusted EPS the following adjustments, net of tax, to the GAAP EPS are required: (The following is illustrated in Table 1 of the Q&A.)
               -------

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     .    Add back amortization of identifiable intangible assets acquired
     . Add back non-recurring cash compensation pursuant to the Immunex short-term retention plan
     .    Add in expected synergies upon completion of the acquisition

The adjusted EPS of $1.00 should be compared to the historically reported GAAP EPS of $1.03. This yields a 3% dilution. The dilution for 2001, however, would be approximately 5% if the adjusted EPS is compared to the historical GAAP EPS, adjusted for non-recurring charges of $243 million recorded in the fourth quarter of 2001, primarily related to the cost of terminating collaboration agreements with various third parties.

How should an investor reconcile their Amgen expected pre-acquisition future EPS with the post-acquisition adjusted EPS? To determine the adjusted EPS in future periods and the related effect:

     . Begin with the applicable years expected pre-acquisition Amgen GAAP EPS and,
     .    Add the expected net income of Immunex and expected synergies
     . Subtract interest expense or foregone interest income to finance the acquisition
     . Increase the number of shares outstanding to reflect the impact of the additional shares issued related to the acquisition

What are some of the operating synergies that will benefit Amgen following the acquisition?
Synergies will be derived primarily from reductions in redundant program expenses and employee related costs, and avoidance of future headcount needs. We anticipate cost synergies of more than $200 million in 2003 and more than $250 million in 2004.

                                     Table 1
                                     -------
                Dilution Analysis for Illustrative Purposes Only
                          Year Ended December 31, 2001

The financial data presented in the table below is derived from unaudited pro forma condensed combining financial statements, which are included in an amended registration statement on Form S-4 that Amgen filed with the SEC on March 22, 2002. The financial data is based upon the estimates and assumptions set forth in the registration statement which are preliminary and have been made solely for the purpose of developing the pro forma information. The financial data presented below are for illustrative purposes only and do not represent a forecast of the consolidated financial position or the consolidated results of operations for any future period.

                                          Per Share Amount      Percent Dilution

Amgen reported stand-alone EPS                 $1.03

Pro forma GAAP Diluted EPS per FORM S-4         0.68
                                                ----

Unadjusted Dilution                            $0.35                  34%
                                               =====                  ===



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Pro forma GAAP Diluted EPS Per Form S-4                 $0.68

Add:

       Amortization of acquired intangible assets        0.20(1)

       Compensation expense payable to
       Immunex Employees under the
       Immunex Corporate Retention Plan                  0.03(2)


       Estimated cost savings from projected
       synergies                                         0.09(3)
                                                         ----

Adjusted diluted EPS                                     1.00

Amgen reported stand-alone EPS                           1.03
                                                         ----

Adjusted Dilution                                       $0.03             3%(4)
                                                        =====            ===



1. Amortization expense for identifiable intangible assets less the deferred tax benefit divided by the pro forma diluted shares.
2. Compensation expense per the pro forma condensed combining financial statement of operations in the Form S-4 tax-effected and then divided by the pro forma diluted shares.
3. Estimated cost savings of $200 million per page 30 of the Form S-4 tax-effected and divided by the pro forma diluted shares.
4. The adjusted dilution would have been approximately 5% excluding non-recurring charges of $243 million recorded by Amgen in the fourth quarter of 2001, primarily related to the cost of terminating collaboration agreements with various third parties.


Additional Information and Where to Find It
-------------------------------------------

On March 22, 2002, Amgen filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen

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Inc., Mail Stop 27-5-C, One Amgen Center Drive, Thousand Oaks, CA 91320-1799,
Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the Acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the Acquisition. The joint proxy statement/prospectus contains information about the executive officers and directors of Amgen and Immunex and their ownership interest of their respective company. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the Acquisition by reading the definitive joint proxy statement/prospectus.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of Amgen's expected financial condition, results of operations, operating efficiencies or synergies, accounting treatment and other matters related to Amgen's anticipated acquisition of Immunex are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the joint proxy statement/prospectus and other documents filed by Amgen and Immunex with the Securities and Exchange Commission, including their most recent Form 10-K's.

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Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.